RAPPORT EN VERTU DE L'ARTICLE 114
DU RÈGLEMENT SUR LES VALEURS MOBILIÈRES

Émetteur:

Viceroy Exploration Ltd.

Nombre de titres placés au Québec sous le régime des dispenses prévues à l'article 52 de la Loi sur les valeurs mobilières (Québec) et valeur de ces titres, établie en fonction du prix d'exercice des options consenties et de bons de souscription exercés, pour l'exercice financier terminé le 31 décembre 2003:

nil octroi d’options permettant l'achat d'actions ont été exercés;

nil bons de souscription permettant l'achat d'actions ont été exercés;

Vancouver (Colombie-Britannique) le 31, mars, 2004.

Viceroy Exploration Ltd.

« Michele A. Jones»

Michele A. Jones, secrétaire